Exhibit 4.3
PRISMA ENERGY INTERNATIONAL INC.
2005 SALES INCENTIVE PLAN
EFFECTIVE AS OF August 18, 2005

PRISMA ENERGY INTERNATIONAL INC.
2005 SALES INCENTIVE PLAN
Preamble. The Prisma Energy International Inc. 2005 Sales Incentive Plan (the “Plan”) and certain awards to be granted thereunder were approved by the Compensation Committee of the Board of Directors of Prisma Energy International Inc. (the “Company”) on September 16, 2005 and by Enron Corp.’s Board of Directors on August 18, 2005. The Plan is designed to be exempt from Section 409A of the Internal Revenue Code of 1986, as amended in accordance with guidance issued in the form of Internal Revenue Service Notice 2005-1. As of the date hereof, the Company is not subject to Section 162(m) of the Code.
     1. Purpose. The Plan is intended to provide incentives which will attract, retain and motivate highly competent persons as officers, directors and key employees of the “Company” and its subsidiaries and affiliates, by providing them with appropriate incentives and rewards in the form of rights to earn remuneration in connection with a divestiture of the Company by Enron Corp.
     2. Definitions. A listing of the defined terms utilized in the Plan is set forth in Appendix A.
     3. Effective Date and Terms of Plan. The Plan is subject to the approval of (i) the shareholders of the Company and (ii) an independent committee of the board of directors of Enron Corp. or those directors of the board of directors of Enron Corp., in either case, constituting an independent “compensation committee” within the meaning of Treasury Regulation Section 1. 162-27(c)(4) under Section 162(m) of the Code (the “Approving Committee”). The Plan shall become effective as of August 18, 2005 (the “Effective Date”) and shall remain in effect until the earlier of the Distribution Date or the first anniversary of such Change in Control as defined in Section 20(b) of the Prisma Energy International Inc. 2004 Stock Incentive Plan (the “2004 SIP”), subject to any continued vesting provisions of an applicable Cash Award agreement. “Distribution Date” shall mean the date the Company Common Stock as defined in the 2004 SIP is first distributed to creditors (a “Share Distribution”)

pursuant to the Fifth Amended Joint Plan of Affiliated Debtors in Re Enron Corp. et. al. (the “Plan of Reorganization”).
     4. Administration.
          (a) Committee. The Plan shall be administered by the Approving Committee (the “Committee”).
          (b) Authority. The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and, in its sole discretion, to make such determinations, valuations and interpretations and to take such action in connection with the Plan and any Awards (as hereinafter defined) granted hereunder as it deems necessary or advisable. All determinations and interpretations made by the Committee shall be binding and conclusive on all participants and their legal representatives.
          (c) Indemnification. No member of the Committee and no employee of the Company shall be liable for any act or failure to act hereunder, or for any act or failure to act hereunder by any other member or employee or by any agent to whom duties in connection with the administration of this Plan have been delegated, except in circumstances involving his or her bad faith or willful misconduct. The Company shall indemnify members of the Committee and any agent of the Committee who is an employee of the Company, or of a subsidiary or an affiliate against any and all liabilities or expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan, except in circumstances involving such person’s bad faith or willful misconduct.
          (d) Delegation and Advisers. The Committee may delegate to one or more of its members, or to one or more employees or agents, including the Compensation Committee of the Company, such duties and authorities as it may deem advisable including the authority to make grants as permitted by applicable law, and the Committee, or any person to whom it has delegated duties or authorities as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. The Committee may employ such legal or other counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion or computation received from any such counsel, consultant or agent. Expenses incurred by the Committee in the engagement of such counsel, consultant or agent shall be paid by the Company, or the subsidiary or affiliate whose employees have benefited from the Plan, as determined by the Committee.
     5. Type of Awards. Awards under the Plan shall be granted in Cash Awards (as described below, the “Awards”).
     6. Participants. Participants will consist of such officers and key employees of the Company and its subsidiaries and affiliates as the Committee in its sole discretion determines to be significantly responsible for the successful divestiture of the Company and whom the Committee may designate from time to time to receive Awards under the Plan. Designation of a participant in any year shall not require the Committee to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the participant in any other year.
     7. Grant Agreements.
Awards granted under the Plan shall be evidenced by an agreement (“Grant Agreement”) that shall provide such terms and conditions, as determined by the Committee in its sole discretion, provided, however, that in the event of any conflict between the provisions of the Plan and any such agreement, the provisions of the Plan shall prevail. The Grant Agreement will determine the effect on an Award of the disability, death, retirement, involuntary termination, termination for cause or other termination of employment of a participant and the extent to which, and the period during which, the participant’s legal representative, guardian or beneficiary may receive payment of an Award. The Committee, in its sole discretion, may modify a Grant Agreement. Grant Agreements under the Plan need not be identical.

     8. Cash Awards.
          (a) Generally. The Committee may, in its discretion, grant “Cash Awards” (as defined in subsection (b) below) to participants hereunder. Cash Awards may be subject to such terms and conditions as the Committee determines appropriate.
          (b) Definition and Structure. A “Cash Award” means any award denominated in a Grant Agreement as a cash award. Such denomination may include but is not limited to a fixed or variable amount expressed as dollars, units, or any other denomination as set forth herein and in the applicable Grant Agreement. Subject thereto, the following provisions shall apply to Cash Awards:
               (i) The total amount of Cash Awards payable under this Plan (“Cash Award Fund” as set forth on Schedule I for calendar years 2005 — 2008 attached to this Plan, as may be amended from time to time, by the Committee, pursuant to Section 8(iv) (“Schedule I”)), will be determined by a quarterly threshold established by the Committee which is based upon the specific quarter and the specific calendar year of a closing of a sale (“Threshold Value”), the amount of value in a Change in Control received by Enron Corp. and its affiliates, net of 3rd party transaction fees associated with the sale, and including aggregate dividends which include payments on intercompany notes paid to Enron, its affiliates or Enron Netherlands Holdings BV (“ENHBV”) from Prisma or its subsidiaries, and sales proceeds on the sale of four Enron assets (“Aggregate Dividends”) in excess of $435 million after December 31, 2002, in excess of the Threshold Value (“Realized Value”) as set forth on Schedule I, and a vesting schedule as affected by the calendar year in which such a Change in Control becomes effective.
               (ii) The Threshold Value set forth on Schedule I has been established based upon the calendar year quarter in which a Change in Control occurs as set forth on Schedule I. If a Change in Control occurs and there is no Realized Value, or if no Change in Control occurs before calendar year 2009, no Cash Awards shall be payable under this Plan.

               (iii) The amount of Realized Value will determine the total amount of the Cash Award Fund and a separate percentage (“Incremental Cash Incentive Percentage”) will be applied separately and solely to each $150 million increment of Realized Value (“Incremental Value”) as indicated on Schedule I. Schedule I also contains the methodology for determining the amount of the Cash Award Fund for the calendar year in which a Change in Control occurs.
               (iv) The Committee, in its sole discretion and without obligation, may make adjustments which the Committee deems reasonable to any one or more of the Cash Award Fund, Threshold Value, Realized Value and Incremental Cash Incentive Percentage applicable to the Cash Awards.
The Threshold Value in Schedule I for each particular calendar year quarter is based upon an assumed growth rate for each of the sixteen Prisma assets. If a particular asset is sold, the Committee shall adjust any future Threshold Value to reflect a new assumed growth rate equivalent to the rate such proceeds would earn if invested in a market instrument or such other rate as determined by the Committee if re-invested in an operating asset.
               (v) The following vesting schedule shall apply to a Cash Award upon a Change in Control:
•	Change in Control in 2005 — 33% vesting,

•	Change in Control in 2006 — 50% vesting;

•	Change in Control in 2007 — 67 % vesting; and

•	Change in Control in 2008 — 75% vesting
               Following a Change in Control and after giving effect to the preceding sentence, all remaining unvested portions of Cash Awards shall become fully vested on the first anniversary of a Change in Control provided the participant is continuously employed with the Company through such first anniversary date, except as otherwise provided in the applicable Grant Agreement.

               (vi) Generally, the payment amount attributable to Cash Awards to any participant will be based in part on the number of Stock Unit grants awarded under the Company’s 2004 SIP for 2005 and subsequent years to such participant as a percentage of the total of all such grants awarded to participants in the aggregate under the 2004 SIP for such years. Schedule II attached to this Plan contains an example of the methodology utilized in part for the determination of the amount of Cash Awards to be granted to any particular participant.
     9. Foreign Laws. The Committee may grant Awards to individual participants who are subject to the tax laws of nations other than the United States, which Awards may have terms and conditions as determined by the Committee as necessary to comply with applicable foreign laws. The Committee may take any action which it deems advisable to obtain approval of such Awards by the appropriate foreign governmental entity; provided, however, that no such Awards may be granted pursuant to this Section 9 and no action may be taken which would result in a violation of the Exchange Act, the Code or any other applicable law.
     10. Nontransferability, Title and Other Restrictions. Except as otherwise specifically provided by the Committee in a Grant Agreement or modification of a Grant Agreement that provides for transfer, each Award granted under the Plan to a participant shall not be transferable otherwise than by will or the laws of descent and distribution.
     11. Substantial Risk of Forfeiture. The occurrence of a Change in Control is intended to constitute a condition related to the purpose of Awards under the Plan that subjects such Awards to a substantial risk of forfeiture under Section 409A of the Code. All portions of Cash Awards becoming vested shall be settled as soon as practicable thereafter, but no later than the date which is the later of 2 1/2 months from the end of (a) the participant’s or (b) the service recipient’s (i.e., the participant’s employer) first taxable year after such vesting.
     12. Acceleration of Awards.
          The Committee, in its sole discretion and without obligation, may, at the time an

Award is made or at any time thereafter, take one or more of the following actions: (i) provide for the acceleration of any time period relating to the payment of the Award, (ii) adjust the terms of the Award in a manner determined by the Committee to reflect such event, (iii) cause the Award to be assumed by another entity, or (iv) make such other adjustments in the Award as the Committee may determine in its sole discretion.
     13. Withholding. All payments or distributions of Awards made pursuant to the Plan shall be net of any amounts required to be withheld pursuant to applicable federal, state and local tax withholding requirements.
     14. Employment. A participant’s right, if any, to continue to serve the Company or any of its subsidiaries or affiliates as an officer, employee, or otherwise, shall not be enlarged or otherwise affected by his or her designation as a participant under the Plan.
     15. Unfunded Plan. Participants shall have no right, title, or interest whatsoever in or to any investments which the Company may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any participant, beneficiary, legal representative or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.
     16. Duration, Amendment and Termination. No Award shall be granted after a Change in Control. The Committee may amend the Plan from time to time or suspend or terminate the Plan at any time.
     17. Governing Law. This Plan, Awards granted hereunder and actions taken in connection herewith shall be governed and construed in accordance with the laws of the Cayman Islands.
     Executed as of the 9th day of Dec 2005

PRISMA ENERGY INTERNATIONAL INC.
By:	/s/ Ron W. Haddock
Title:

Amendment to the
Prisma Energy International Inc. 2005 Sales Incentive Plan.
     Pursuant to the authority granted in Section 16 of the Prisma Energy International Inc. 2005 Sales Incentive Plan (the “Plan”) and with respect to item 3 below, the acknowledgment of the affected participants, the Plan is hereby amended as follows:
     1. Section 4(a) of the Plan is amended to read in its entirety as follows:
     The Plan will be administered by a committee (“Committee”) appointed by the Board of Directors of the Company from among its members (which may be the Compensation Committee or may constitute the entire Board of Directors). If the Company determines that it is subject to Section 162(m) of the Code, the Committee shall be comprised, unless otherwise determined by the Company’s Board of Directors, solely of not less than two (2) members who shall be “outside directors” within the meaning of Treasury Regulation Section 1.162-27(e)(3).
     2. Section 3 of the Plan is amended to delete the defined term “Approving Committee”.
     3. Section 8(b)(i) of the Plan is amended to change the entities included in calculating the sale proceeds of Enron assets to be included in calculating the amount of the Cash Award. It shall read in its entirety as follows:
     The total amount of Cash Awards payable under this Plan (“Cash Award Fund” as set forth on Schedule I for calendar years 2005-2008 attached to this Plan, as may be amended from time to time, by the Committee, pursuant to Section 8(iv) (“Schedule I”)), will be determined by a quarterly threshold established by the Committee which is based upon the specific quarter and the specific calendar year of a closing of a sale (“Threshold Value”), the amount of value in a Change in Control received by Enron Corp. and its affiliates, net of 3rd party transaction fees associated with the sale, and including aggregate dividends which include payments on intercompany notes paid to Enron, its affiliates or Enron Netherlands Holdings BV (“ENHBV”) from Prisma or its subsidiaries, and sales proceeds from the sale of MEC — Guam and GMSA (but not sales proceeds from the sale of Sarlux or Centragas) (“Aggregate Dividends”) in excess of $435 million after December 31, 2002, in excess of the Threshold Value (“Realized Value” as set forth on Schedule I, and a vesting schedule as affected by the calendar year in which such a Change in Control becomes effective.
     This amendment shall be effective as of the 22nd day of May, 2006.

/s/ Robert W. Jones
On behalf of the Approving Committee of the
Prisma Energy International Inc. 2005 Sales Incentive Plan